Page 1 of 18 Pages

As filed with the Securities and Exchange Commission on April 1, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common shares of Beneficial Interest

(Title of Class of Securities)

693434102

(CUSIP Number)

Evan Stone, Esq

Lee & Stone LLP

325 N. St Paul St, S. 2250

Dallas TX 75201

(214) 377-4851

Fax (469) 277-3376

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6934341029	Page 2 of 18 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. REIT Redux LP IRS EIN 26-3332258
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 109,935
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,935
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 3 of 18 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. Robert J. Stetson
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,400
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 63,400
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 4 of 18 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Joe C. Longbotham
2.	Check the Appropriate Box if a Member of a Group (a.) ☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,618
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,618
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,618
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 5 of 18 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of above person. B.T. Interest, Ltd. IRS EIN 27-5333069
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,418
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 6 of 18 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Lonnie & Rosalie Whatley Family LLC
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,212
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,212
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,212
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 7 of 18 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David West
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 66,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 6934341029	Page 8 of 18 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . West Partners L.P. EIN 27-1454074
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 6934341029	Page 9 of 18 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David Martin West Asset Trust
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,857
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,857
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 10 of 18 Pages

Item 1.     Security and Issuer

This Amendment No. 3 (this "Amendment No. 3") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D" and, together with Amendment No.1 to the Original Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2013, Amendment No. 2 to the original Schedule 13D, filed with the SEC on May 16, 2013 and Amendment No. 3, this "Schedule 13D") filed with the SEC on April 1, 2013 and relates to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of PMC Commercial Trust, a Texas real estate investment trust (the "Company"), whose principal executive offices are located at 17950 Preston Road, Suite 600, Dallas, Texas 75254. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meaning ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented herein or by Amendments No. 1 and 2 thereto, the Original Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.     Purpose of Transaction.

The following supplements Item 4 disclosure set forth in the original Schedule 13D and subsequent Amendments thereto:

On July 18, 2013, Messrs. Stetson and Kropp on behalf of the Reporting Persons sent a letter by email and regular mail to the Company and its Trust Managers where the Group communicates that it intends to vote its shares in opposition to the Company’s recently announced transaction with CIM Urban REIT and its affiliates, unless modified. This letter is attached as Exhibit 2.

CUSIP No. 6934341029	Page 11 of 18 Pages

Other than the foregoing, there have been no other changes to the plans or proposals of the Reporting Persons. Although the foregoing represents the current plans and intentions of the Reporting Persons, it should be noted that such plans and intentions may change at any time. Accordingly, the Reporting Persons are continuously reviewing all aspects of their Share position. Consequently, the Reporting Persons expressly reserve the right to acquire additional shares or to sell or otherwise dispose of all or part of their Share position and may do so at any time. Whether the Reporting Persons decide to acquire additional Shares or sell some or all of the Shares that they now own will depend upon circumstances existing from time to time, many of which the Reporting Persons cannot control, including market conditions and any response that the Company may make to any efforts or actions of the Reporting Persons (including any efforts or actions to acquire control of the Company).

Item 5.     Interest in Securities of the Issuer.

The Reporting Persons as a group own 583,140 Shares, or approximately 5.5% of the outstanding Shares. There are no Agreements between the Reporting Persons, legal or otherwise, concerning voting or dispositive power at this time other than between Mr. Stetson and REIT Redux LP as stated below.

In addition to their respective direct holdings, Mr. Stetson may be deemed to beneficially own the 109,935 Shares, or approximately 1.0% of the outstanding Shares, held by REIT Redux by virtue of his position as President of REIT Redux LLC, the general partner of REIT Redux LP, that has the power to vote and dispose of such Shares; Mr. Whatley may be deemed to beneficially own the 65,418 Shares, or approximately 0.6% of the outstanding Shares, held by B.T. Interest, Ltd. and the 39,212 Shares, or approximately 0.4% of the outstanding Shares, held by Lonnie & Rosalie Whatley Family LLC as a result of his power to vote and dispose of such Shares; and  Mr. West may be deemed to beneficially own the 65,350 Shares, or approximately 0.6% of the outstanding Shares, held by West Partners L.P. and the 22,857 Shares, or approximately 0.2% of the outstanding Shares, held by the David Martin West Asset Trust as a result of his power to vote and dispose of such Shares.

The percentage of Shares outstanding reported as beneficially owner by each person herein on the date hereof is based on 10,596,220 Shares outstanding on May 1, 2013 as reported in the Company's Annual Report on From 10-Q for the quarterly period ended March 31, 2013.

Information concerning transactions in equity securities of the Company effected by the Reporting Persons during the past 60 days is set forth on Schedule 1 hereto.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Other than as disclosed above, the Reporting Persons are not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

Ex 1	Joint filing Agreement, dated April 1, 2013 by and among the Reporting Persons

Ex 2	Letter dated July 19, 2013 from REIT Redux LP to Board of Trust Managers of PMC Commercial Trust

CUSIP No. 6934341029	Page 12 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 22, 2013

REIT Redux LP
A Delaware Limited Partnership

By:	REIT Redux LLC
Its general partner

	By:	/s/ Robert J. Stetson
Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 13 of 18 Pages

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 1, 2013, by and among REIT Redux LP, Robert J. Stetson, Joe C. Longbotham, B.T. Interest, Ltd., Lonnie & Rosalie Whatley Family LLC, David West, West Partners L.P. and David Martin West Asset Trust.

Exhibit 2	Letter, dated July 19, 2013, from Robert Stetson and James Kropp of REIT Redux LP to the Board of Trust Managers of the Company.

CUSIP No. 6934341029	Page 14 of 18 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common shares of PMC Commercial Trust, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 1st day of April, 2013.

Date:  April 1, 2013

REIT Redux LP

By:	REIT Redux LLC, its general partner

	By:	/s/ Robert J. Stetson
	Name: Title:	Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 15 of 18 Pages

SCHEDULE 1

The following table sets forth information with respect to each transaction in Shares by the Reporting Persons during the past 60 days. All transactions were effected in privately negotiated transactions or on a national securities exchange through a broker and in each case reflect the trade date of such transactions.

Date	Purchaser	Number of Shares purchased	Price Per Share

6/20/2013	David West	1,000	$8.20

CUSIP No. 6934341029	Page 16 of 18 Pages

REIT Redux LP

14901 Quorum Dr, Suite 900

Dallas TX 75254

214-420-5912

July 19, 2013

Board of Trust Managers

PMC Commercial Trust

17950 Preston Rd, Suite 600

Dallas TX 75252

Ladies and Gentlemen:

As you know from our most recent 13D filing of May 17, 2013, REIT Redux’s filing group controls 5.5% of PMC’s outstanding shares.

We are writing today to express our extreme disappointment in the Board’s decision to enter into the transaction announced on July 8, 2013 with CIM Urban REIT and its affiliates. Based on the information that has been made available, we have the following concerns with the deal and, unless modified, intend to vote our shares in opposition:

•	Substantial Discount to Value. On various measures either the implied price of $10.50 per share or the current post announcement market price of $9.55 represent a substantial discount to the intrinsic value of our company. We note that PMC’s stated book value is over $13 and believe that the SBA and SBIC platforms have significant additional value today.

•	Greater Illiquidity. After subtracting the proposed $5.50 special dividend, the remaining stub stock can initially be expected to be priced at $5 per share or less. With limited institutional appeal at that price and almost 98% of the pro forma outstanding stock (CIM’s new shares) initially not trading, current PMC shareholders will be left with shares that we expect will be even less liquid than the existing shares.

•	Price Overhang. The millions of shares issued to CIM in the deal (including shares issuable upon conversion of the preferred stock) will represent a massive share overhang which—we expect—will further depress value for current holders for the foreseeable future. We note that the terms of the deal provide that all of the shares issued to CIM, including shares we expect to be distributed by CIM, will be subject to registration rights.

•	External Management Structure. From a longer term perspective, the external management structure contemplated for the new company results in a clear misalignment of incentives between shareholders and the external manager, which is why such structures in equity REITs have failed to attract investor interest for years. The most recent failure of the Colony American Homes offering is simply one example.

•	Different Business. PMC shareholders are dedicated investors in a specialized mortgage REIT. The combination of CIM’s growth-oriented redevelopment business and PMC’s income-oriented mortgage business appears unsustainable to us in anything but the short run. We also do not believe that keeping PMC’s mortgage business (at just 3% of assets) qualifies the new company as a mortgage or hybrid REIT in any way.

•	Insufficient Yield. The 3.5% targeted yield for a pro forma company is woefully inadequate. We note the median yield of all REITs is 3.8%. This includes the top 30 REITS—with long histories of stability and growth, strong share liquidity and clearly aligned incentive structures.

CUSIP No. 6934341029	Page 17 of 18 Pages

Our concerns about value received in this deal—including yield, liquidity and long term prospects—are also amplified by significant concerns with the structure and process of this deal. The unconventional merger structure—an affiliate of CIM, the acquirer, merging into a subsidiary of PMC, the target—ostensibly provides PMC with a means to avoid a shareholder vote on a sale of the company under state law or PMC’s charter, votes which we believe would be significantly more challenging to obtain than the lower approval threshold required by the NYSE in respect of solely the issuance of new shares to CIM and its affiliates. We note, for example, the difficulties that PMC had with obtaining a merger vote from its shareholders in 2004, as well as PMC’s proxy disclosures for years about the uncertain treatment in shareholder votes of PMC’s high percentage of non-voting retail shareholders under Texas law and the company’s constituent documents. The end around on a truly meaningful shareholder vote for the totality of this deal is compounded by its two step nature. We read in the merger agreement that the deal also involves a second step charter amendment (to increase authorized shares to enable conversion and likely re-domicile the company to Maryland)—a vote that will be easily obtained under all circumstances once CIM is fully in control—and we question whether this two-step transaction should be seen as an integrated plan subject to a shareholder vote under state law and/or PMC’s charter at this time.

In addition to our concerns about circumventing the shareholder franchise for such a fundamental sale-of-the-company transaction, we do not believe that the “go-shop” mechanism put in place is any substitute for a full auction to maximize value for shareholders, and we are sincerely disappointed that the Board is relying on this mechanism to attempt to satisfy its fiduciary responsibilities to shareholders. (We await the proxy to learn more about the Board’s process overall). While we have never believed that a limited “go-shop” is a constructive exercise, in light of all of the problems with this deal, we implore the company and its bankers to conduct a thorough and careful outreach to potential buyers both within and outside PMC’s immediate industry, as we believe our company would have significant value in the hands of a number of larger players.

We sincerely appreciate the need for scale and the various challenges faced by PMC at its current size; per our prior communications and letters to you, we ourselves have been highly critical of PMC’s “overhead problem” (as a percentage of assets and revenue) and its lack of production. To address this, we have proposed acquisitions and/or entering into new, but related, lines of business to add scale, including real estate equity businesses that are appropriately sized and synergistic for the company, and note that other shareholders have also encouraged you do so as well. We have been consistently rebuffed to our great frustration. Nevertheless, we strongly believe that the best option for the company is not to sell out to an entirely different business, at a discounted price, with both significant liquidity risks and questionable long term prospects for current shareholders and in manner that attempts to minimize the current shareholders’ collective voice as to the wisdom of that decision. Given improved origination opportunities and a rising interest rate environment that should be expected to benefit the company’s floating rate portfolio in the near future, we also struggle to understand why now is the right time to “throw in the towel” and sell PMC in its entirety, particularly in this kind of highly unconventional deal. As vocal shareholders but firm believers in the PMC’s basic business model, we have always believed that our company has the organizational platform, assets and opportunities to go it alone and create significant value for shareholders.

The buyer’s motivation for the deal, on the other hand, is quite logical and could not be clearer to us. Mr. Ressler of CIM stated in the announcement press release:

"This transaction offers an efficient program to provide our institutional partners with liquidity over time while maintaining their ability to hold their investment and continue to benefit from expected quarterly dividends and capital appreciation from the portfolio of exceptionally attractive properties assembled by CIM Urban REIT over the last eight years," said Richard S. Ressler, Co-Founder and Principal of CIM Group.  "The merged company will be a well-capitalized owner of top-tier real estate assets located in some of the best performing real estate markets in North America.  Additionally, we believe that the merged company will be an attractive investment for a broad array of investors, including some that have been precluded from investing in CIM Urban REIT because of restrictions against private investments or because of the large minimum investment required to participate in CIM Group's private institutionally-focused funds."

CUSIP No. 6934341029	Page 18 of 18 Pages

These comments—focused nearly entirely on CIM’s existing business—should be a wake up call to the PMC Board that the valuable business of our small company is simply an afterthought in this deal, and, at the end of the day, this transaction has everything to do with finding a way for CIM to provide public market liquidity for CIM partners and “permanent capital” for CIM’s management team and to leverage CIM’s existing assets in a (quasi) public vehicle. That they are essentially stealing PMC in our view must be a “cherry on top” but it’s clearly a very miniscule one at that. PMC’s willingness to serve as this kind of conduit at a discount is mis-guided.

If any of the parties would like to discuss our views further, we would genuinely welcome the opportunity.

Very truly yours,

REIT Redux LP

By	/s/ Robert J. Stetson	and	/s/ James H. Kropp
	Robert J. Stetson		James H. Kropp